SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
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NEW YORK 10036-6522
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                                                                                                                                   May 12, 2009

VIA IDEA TRANSMISSION
AND BY ELECTRONIC MAIL

Perry J. Hindin, Esq.
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

RE:	Enzon Pharmaceuticals, Inc.
Preliminary Proxy Statement on Schedule 14A
filed April 28, 2009
File No. 000-12957

Dear Mr. Hindin:

     We are writing on behalf of our client, Enzon Pharmaceuticals, Inc., a Delaware corporation (the “Company”), in response to the letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 7, 2009 (the “Comment Letter”) relating to the above-referenced preliminary proxy statement on Schedule 14A (the “Revocation Statement”). Set forth below are the Company’s responses to the comments raised in the Comment Letter. For the convenience of the Staff, each comment in the Comment Letter is reprinted in bold and is followed by the corresponding response of the Company.

Perry J. Hindin, Esq.
May 12, 2009

     Concurrently with this letter, the Company is filing Amendment No. 1 to the Revocation Statement (the “Amended Revocation Statement”). The Amended Revocation Statement reflects revisions made to the Revocation Statement in response to the comments of the Staff and the updating of other information. Unless otherwise noted, the page numbers in the bold headings below refer to pages in the Revocation Statement, while the page numbers in the responses refer to pages in the Amended Revocation Statement. Capitalized terms used but not defined herein have the meaning given to such terms in the Amended Revocation Statement.

     For your convenience, we are emailing to your attention copies of the Amended Revocation Statement, including a copy marked to show the changes from the Revocation Statement.

Schedule 14A

General

1.

We note that you have created a box on the front cover page identifying this filing as a preliminary consent revocation statement. As you are aware, the definition of proxy in Rule 14a-1(f) includes consents which may take the form of failure to object or to dissent. Please advise us to what consideration has been given to revising the front cover page to conform to that of form Schedule 14A. See Rule 14a-6(m) in Schedule 14A.

Response: The Company has revised the front cover page to conform to that of form Schedule 14A.

2.

Please confirm that you will post your proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission’s EDGAR Web site) and provide record holders with a notice informing them that the materials are available and explaining how to access those materials. Refer to Exchange Act Rule 14a-16 and Release 34-56135 available at http://www.sec.gov/rules/final/2007/34-56135.pdf.

Response: The Company confirms that it will post its proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission’s EDGAR Web site) and has revised the Revocation Statement to provide record holders with a notice informing them that the materials are available and explaining how to access those materials. Please see the disclosure on page ii.

Perry J. Hindin, Esq.
May 12, 2009

Reasons to Reject the DellaCamera Consent Solicitation

The Board believes that the DellaCamera Proposals are unnecessary and disruptive, page 3

3.	Please provide a basis for your statement that, “The Board believes that the DellaCamera Proposals result from a several year campaign against Mr. Buchalter and the Company and are designed to further the DellaCamera Group’s own interests.”

Response: The Company has deleted the reference to the Board’s belief that the DellaCamera Proposals result from a several year campaign against Mr. Buchalter and the Company and are designed to further the DellaCamera Group’s own interests, which reference appeared in the Revocation Statement at the end of the second unnumbered paragraph on page 2 and in the fourth bullet on page 3.

Effectiveness of Consents, page 9

4.	Please disclose how the issuer intends to notify security holders of when the consent revocation solicitation expires.

Response: The Company has included in the Revised Revocation Statement disclosure that it will announce the expiration of the consent solicitation period by issuing a press release. Please see the disclosure on page 9.

Solicitation of Consent Revocations Cost and Method, page 10

5.	We note that you intend to solicit proxies via electronic mail, personally, telephonically, via Internet or facsimile. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Response: The Company confirms its understanding that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies, must be filed under the cover of Schedule 14A on the date of first use.

Perry J. Hindin, Esq.
May 12, 2009

Other Items

     The Company will provide the acknowledgement requested by the Staff by separate filing on IDEA.

*      *      *

     Should you have any questions relating to the foregoing matters or wish to discuss further any of the responses above, please contact me at (212) 735-3360 or my partner, Richard J. Grossman, at (212) 735-2116.

Very truly yours, /s/ Daniel E. Stoller Daniel E. Stoller

Enclosure

cc:	Michael Rosenthall, Esq., Securities and Exchange Commission Scott Waldman, Esq., Enzon Pharmaceuticals, Inc.